March 21, 2013
Via Edgar Correspondence
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549

Attention:	Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporation Finance

Re:	Investors Real Estate Trust
Form 10-K for the year ended April 30, 2012 Filed on July 16, 2012
File No. 000-14851

Dear Mr. Telewicz:
Following is our response to your letter dated March 15, 2013, on behalf of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Ms. Diane Bryantt, Chief Financial Officer of Investors Real Estate Trust (the "Company"), regarding the above-referenced filing of the Company with the Commission.  For convenience, we have repeated the Commission's captions and comments (bolded), followed by the Company's response.  In all cases where the Commission has requested the Company to revise its disclosures in future filings, we have agreed to do so; these revisions to our disclosure will be made beginning with our Annual Report on Form 10-K for our fiscal year ending April 30, 2013, due July 1, 2013.
FORM 10-K FOR THE YEAR ENDED APRIL 30, 2012
Item 2. Properties
Annual Effective Annual Rent, page 23
1.
We note from your footnote disclosure that the rent per square foot calculations for your commercial spaces reflect adjustments for free rent periods. In future Exchange Act reports, for purposes of your multi-family residential disclosure in this table, please also reflect the impact of rent abatements or rent credits on your effective annual rent or tell us why you believe such disclosure is not material.

The average effective annual rent per unit reported in the table on page 23 of the Company's Form 10-K for the year ended April 30, 2012 (the "2012 10-K") does reflect the impact of rent abatements or rent credits: that is, the amounts reported are reported net of free rent. In future Exchange Act periodic reports, the Company will include in this footnote the phrase "net of free rent, including rent abatements and rent credits" to make this clear. The footnote as revised will read as follows: (1) Monthly rent per unit, calculated as annualized rental revenue, net of free rent, including rent abatements and rent credits, divided by the occupied units as of April 30.

Securities and Exchange Commission
March 21, 2013

Physical Occupancy Rates, page 33
2.
Please provide more detailed information regarding the "development and re-development properties" excluded from the stabilized pool. In future Exchange Act periodic reports, please also explain the targeted occupancy levels required for such properties for inclusion within the stabilized pool.

The Physical Occupancy Rates table on page 23 of the Company's 2012 10-K presents occupancy levels on a stabilized property and all-property basis. The narrative introduction to this table gives the Company's definition of stabilized properties. In addition to the definition, the Company, in footnote (1) to the table of selected operating data reconciling net operating income to net income, appearing on page 43 of the 2012 10-K for Fiscal Year 2012 compared to Fiscal Year 2011 (and on page 49 of the 2012 10-K for Fiscal Year 2011 compared to Fiscal Year 2010), lists all properties that it classifies as non-stabilized.
Of the non-stabilized properties listed on page 43 of the 2012 10-K, three are development projects (Williston Garden Apartments, Williston, ND; Trinity at Plaza 16, Minot, ND; and Fargo 1320 45th Street North, Fargo, ND),  and two are re-development projects (Chateau, Minot, ND; and 1st Avenue Building, Minot, ND). As of April 30, 2012, these properties had not been in service for both periods presented, and accordingly, were classified as non-stabilized.
The Company considers a development or re-development property to be stabilized when the project has been owned or in service for the entirety of the periods being compared and has achieved a target level of occupancy of 90% for multi-family residential properties, and 85% for commercial office, medical, industrial and retail properties.
In future Exchange Act periodic reports, in the narrative to the Physical Occupancy Rates table (page 23 of the 2012 10-K) and in the net operating income narrative preceding the table of selected operating data reconciling net operating income to net income (page 42 of the 2012 10-K), the Company will expand its definition of stabilized properties to disclose the referenced target levels of occupancy, as follows: Stabilized properties are properties owned or in service for the entirety of the periods being compared, and, in the case of development or re-development properties, which have achieved a target level of occupancy of 90% for multi-family residential properties and 85% for commercial office, medical, industrial and retail properties. In addition, in future Exchange Act periodic reports, in footnote (1) to the tables of selected operating data reconciling net operating income to net income (pages 43 and 49 of the 2012 10-K) the Company will identify all development and re-development properties, as follows:
(1)            Non-stabilized properties consist of the following properties (development and re-development properties are listed in bold type):
FY2012 – Multi-Family Residential -	Ashland Apartment Homes, Grand Forks, ND; Chateau, Minot, ND; Cottage West Twin Homes, Sioux Falls, SD; [etc.]
The Company will also, in future Exchange Act periodic reports, provide additional narrative and/or tabular disclosure regarding these development and re-development properties excluded from the stabilized pool, such information to include project name and location; total rentable square feet or number of units; percentage leased or committed; anticipated total project cost; cost to date; anticipated construction completion date and anticipated date of stabilization.

Securities and Exchange Commission
March 21, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
3.
Please revise your MD&A to include a more detailed discussion of the consolidated operating results of the company prior to your discussions of consolidated net operating income and segments. This analysis should include, but not be limited to, a discussion of the income statement line items that are excluded from your segment performance measure. In this regard, please note that we believe your segment analysis should be used as a supplement to, not a replacement of, a discussion and analysis of the line items presented within your audited financial statements.

In future Exchange Act periodic reports the Company will revise its MD&A to include a more detailed discussion of the Company's consolidated operating results, prior to discussion of segment information and consolidated net operating income. Specifically, this analysis will include a discussion and analysis of the line items on the Company's Consolidated Statements of Operations, including, but not limited to, a discussion of the income statement line items that are excluded from the Company's segment performance measure. The analysis will include discussion of significant income statement line items such as utilities, maintenance, real estate taxes, insurance, property management expenses, depreciation/amortization expense related to real estate investments, administrative, advisory and trustee services, other expenses, amortization related to non-real estate investments, interest expense, interest income and other, and discontinued operations.
Fiscal Year 2012 Compared to Fiscal Year 2011
Analysis of Lease Expirations and Credit Risk, page 55
4.
We note your extensive disclosure regarding lease expirations. In future Exchange Act periodic reports please include an expanded summary of leasing activity in the reporting period. In addition to base rents of expiring leases, for your commercial properties, please compare new rents on renewed leases to prior rents based on effective rent for the reporting period. In addition, with respect to leases expiring in the next 12 months, please discuss any known trends regarding the relationship between contractual rents on these expiring leases and market rents.

In future Exchange Act periodic reports, the Company will include an expanded summary of leasing activity in the reporting period. Such expanded summary will include, in addition to base rents of expiring leases for the Company's commercial properties, a comparison of new rents on renewed leases to prior rents based on effective rent for the reporting period. The Company will also, regarding leases expiring in the next 12 months, discuss any known trends regarding the relationship between contractual rents on expiring leases and market rents.
5.
We note your disclosure in this section regarding your efforts to mitigate credit risks through your underwriting criteria for prospective tenants and the monitoring of your current portfolio. In future Exchange Act periodic reports, for your commercial properties, please expand your disclosure to discuss whether you enter into triple net leases. Also, for your triple net leases, please discuss more specifically how you monitor the credit quality of your significant tenants. In addition, please confirm to us that if, based on this monitoring, you determine there has been a material deterioration in the credit quality of a significant tenant, then you will address this trend in future Exchange Act periodic reports.

Securities and Exchange Commission
March 21, 2013

The Company does enter into triple net leases, under which the tenant pays a monthly lump sum base rent as well as all of the costs associated with the property, including property taxes, insurance, replacement, repair or restoration in addition to maintenance. In future Exchange Act periodic reports, the Company will expand its disclosure to discuss its triple net leases, and in particular will discuss how it monitors the credit quality of significant tenants, such disclosure to be substantially similar to the following: Prior to signing a lease with a tenant, the Company assesses the prospective tenant's credit quality through review of its financial statements and tax returns, and the result of that review is a factor in establishing the rent to be charged (e.g., higher risk tenants will be charged higher rent). Over the course of a lease, the Company's property management and asset management personnel have regular contact with tenants and tenant employees, and, where the terms of the lease permit, receive tenant financial information for periodic review, or review publicly-available financial statements, in the case of public company tenants or non-profit entities, such as hospital systems, whose financial statements are required to be filed with state agencies. Through these means the Company monitors tenant credit quality. The Company confirms that if, based on this monitoring, the Company determines there has been a material deterioration in the credit quality of a significant tenant, the Company will discuss this trend in future Exchange Act periodic reports.

Property Acquisitions, page 56
6.	In future Exchange Act periodic reports, please discuss any material trends related to current expectations regarding yields on your developments.
In future Exchange Act periodic reports, the Company will discuss any material trends related to current expectations regarding yields on the Company's development projects. The Company currently measures yield on its development projects at stabilization by measuring net operating income from the development against the cost of the project. In future Exchange Act periodic reports the Company, in discussing its development projects, will disclose its method for measuring yield at stabilization and will comment on any material trends affecting current yield expectations on development projects.
7.	For your completed developments, in future Exchange Act periodic reports, please disclose development costs on a per square foot basis. Also, disclose whether such costs include leasing costs.
The Company confirms that it will, in future Exchange Act periodic reports, disclose development costs on a per square foot basis for the Company's completed developments, and will disclose that such costs include leasing costs.
Liquidity and Capital Resources
Sources and Uses of Cash, page 60
8.
We note your disclosure in this section regarding your continuous equity offering program. In future Exchange Act periodic reports please expand your disclosure in this section to discuss specifically the average price per share for shares sold within the period. Please also specify the amount remaining in the program.

The Company will expand its disclosure in future Exchange Act periodic reports regarding its continuous equity offering program, to discuss specifically the average price per share for shares sold within the period. The Company will also specify the amount remaining in the program.

Securities and Exchange Commission
March 21, 2013

Consolidated Statements of Operations, page F-5

9.
We note that you have included dividends per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

After reviewing Accounting Standards Codification ("ASC") 260-10-45-5 in conjunction with Regulation S-X 10-01(b)(2), the Company now considers that dividends per common share should not be shown on the face of the Consolidated Statements of Operations in the Company's annual reports on Form 10-K, although the Company believes that under Regulation S-X 10-01(b)(2) this information may continue to be shown on the face of the income statement in interim periods. Accordingly, the Company will remove dividends per common share from the Consolidated Statements of Operations in future Annual Reports on Form 10-K.
Consolidated Statements of Cash Flows, page F-7
10.	Please revise future periodic filings to separately present amounts related to capital expenditures (i.e. improvements of real estate assets and property acquisitions).
The Company confirms that it will revise its future Exchange Act periodic filings to separately present amounts related to capital expenditures (improvements of real estate assets and property acquisitions), with capital expenditures for acquisitions shown separately from those for improvement of real estate assets.
Note 2—Basis of Presentation And Significant Accounting Policies
Real Estate Investments, pages F-10—F-12
11.
Please tell us how you factored any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized. Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Upon acquisition of an operating property, the Company's policy is to review all in-place leases in order to identify those that have contractual lease rates that are above or below market. Once identified, an above or below market lease intangible is then fair valued, based on the difference between contractual rentals under the current lease and the estimated market rates.
Capitalized above-market lease assets are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. When the lease rate is above market, the Company's policy is to assume that the probability for renewal is low. Capitalized below-market lease liabilities are amortized as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases. The Company's policy is to evaluate the probability of renewal at rates below market. Probability is typically determined to be high. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the amount by which market rents exceed the contractual lease rents, financial strength of the tenant, remaining lease term, the tenant mix of the

Securities and Exchange Commission
March 21, 2013

leased property, the Company's relationship with the tenant and the availability of competing tenant space.
During the past three fiscal years, the Company had only one below-market lease with a fixed rate renewal option. This lease had a nine-year term with a four-year option renewal term. The fair value assigned to the below-market lease was $20,000 and in this particular instance, the four-year option renewal term was determined to be insignificant.
The Company will include the following disclosure in its future filings:
Acquired above-and below-market lease values are recorded as the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market value lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases, which includes fixed rate renewal options for below-market leases if it is determined probable the tenant will execute a bargain renewal option.
12.	We note you engage in development and redevelopment activities with respect to your properties. Please disclose your capitalization policy. Your disclosure should address the following:
•	The types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses.
•
To the extent material, quantify and disclose personnel costs capitalized for development for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

•	The periods of capitalization including a discussion of when the capitalization period ends.
The Company follows the real estate project costs guidance in ASC 970, Real Estate – General, in accounting for the costs of development and re-development projects. As real estate is undergoing development or redevelopment, all project costs directly associated with and attributable to the development and construction of a project, including interest expense and real estate tax expense, are capitalized to the cost of the real property. The capitalization period begins when development activities and expenditures begin and ends upon completion, which is when the asset is ready for its intended use. Generally, rental property is considered substantially complete and ready for its intended use upon completion of tenant improvements (in the case of commercial properties) or upon issuance of a certificate of occupancy (in the case of multi-family residential properties). General and administrative costs are expensed as incurred. The Company in the past has not had significant salary expense related to development and redevelopment activity, as it has generally hired third-party construction managers. However, in the event the Company does incur material salary expense related to development and redevelopment activity, the Company will quantify and disclose personnel costs capitalized for development for all periods presented, and will discuss fluctuations in these capitalized personnel costs for all periods presented within the MD&A.
In future Exchange Act periodic reports, the Company will include additional disclosure, substantially similar to the preceding paragraph, regarding its capitalization policy with respect to development and redevelopment activity.

Securities and Exchange Commission
March 21, 2013

13. We note that the impairments recognized during the year solely related to real estate that qualified to be classified as held for sale. You also indicate that certain uncertainties with properties under contract prevent your classification of these properties as held for sale until a sale formally closes. As of April 30, 2012 and for each subsequent interim period, please clarify whether you had any properties under contract that did not qualify to be classified as held for sale with a sales value that was less than the carrying value recorded for the properties. To the extent such contracts exist, please clarify how you assessed that no impairment was required for these properties in light of the sales value established under the contract. In addition, for each contract explain to us in greater detail why the property does not meet the criteria to be classified as held for sale.
As of April 30, 2012, and for each subsequent interim period, the Company did not have any properties under contract that did not qualify to be classified as held for sale with a sales value that was less than the carrying value recorded for the properties. The Company does consider the sales value within a contract when it assesses properties for potential impairment.
The Company evaluates properties under contract for classification as assets held for sale considering ASC 360-10-45-9. ASC 360-10-45-9 states the following: A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:
a.	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
b.	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).
c.	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
d.
The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. The term probable refers to a future sale that is likely to occur.

e.	The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
At April 30, 2012, the Company had three commercial properties under contract for sale.  Two of those properties met the criteria for classification as held for sale as outlined above.  The third property did not meet the criteria because management determined the sale of the asset was not probable at that time; the potential buyer's earnest money deposit was fully refundable during the due diligence period, during which the sales contract permitted the buyer to terminate the contract for, among other reasons, issues discovered on due diligence, or a failure to obtain financing. The potential buyer for that property subsequently terminated the transaction.
At July 31, 2012, the Company had three multi-family residential properties under contract, none of which qualified as held for sale, as management determined the sale of the asset was not probable at that time, due to required lender consents needed for the buyer to assume the existing financing on the properties. The lender consents were not under the Company's control, and the Company at that time considered receipt by the buyer of the required lender consents unlikely. The prospective buyer had

Securities and Exchange Commission
March 21, 2013

made an unsolicited offer for the three properties, which were the Company's only residential holdings in the Fargo, North Dakota market, and under the terms of the sales contracts, the buyer had the ability to terminate the purchase contract as a result of, among other reasons, issues discovered on due diligence, or a failure to obtain financing. During the second quarter of fiscal year 2013, the sales of two of the properties were completed.  At October 31, 2013, the remaining property, which was still under contract, was deemed to meet the criteria for held for sale because the Company then determined that the buyer was in fact likely to receive lender consent to assume the existing financing on the property. The Company also intended to exit the Fargo, North Dakota market after selling two of the three properties in that market.  The sale of the third property was subsequently completed in the third quarter of fiscal year 2013.  The Company had no properties under contract at January 31, 2013.
Involuntary Conversion of Assets, pages F-15 – F-16
14.
We note the final settlement of the Arrowhead insurance claim is to occur in the fourth quarter of fiscal year 2013. Please clarify your basis in GAAP for recognizing a gain from involuntary conversion in fiscal year 2012 prior to final settlement.

The Company considered the guidance within ASC 450-30-25-1, noting the following: "A contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization." During fiscal year 2012, the Company received cash proceeds of approximately $3.4 million in partial settlement of the Arrowhead property insurance claim. As of April 30, 2012, the amount of the Arrowhead loss was known to the Company (all expenses related to the loss and the value of all property destroyed had been calculated). The Company considered the revenue recognition guidance in SEC Staff Accounting Bulletin ("SAB") Topic 13.A, "Revenue Recognition." Question 1 of SAB Topic 13.A.2 provides detailed guidance with respect to the need for a written contract as evidence of an arrangement. At April 30, 2012, the Company had received a letter from its insurance broker that stated that proofs of loss in the amount of $419,524.19 had been submitted to the insurer for payment, with the monies expected to be received by the Company within 30 days (and that amount was in fact received by the Company prior to issuance of the 2012 10-K). The proofs of loss submitted had been approved, in accordance with procedures established by the insurer, by its own claims adjuster and by a third party construction management firm hired by the insurer to verify the claims made by the Company and the amounts to be paid. The total of the partial cash settlement received in fiscal year 2012, and the amount substantiated in the letter from the insurance broker as cleared by the insurer's own claims adjuster and construction management firm, was in excess of the amount of the loss by approximately $274,000. The Company considered the letter a written contract, and that collection was reasonably assured, evidencing that the gain contingency had been resolved as of April 30, 2012, and recognized a gain on involuntary conversion of $274,000 for the year ended April 30, 2012.
Note 11 – Operating Segments, pages F-23 – F-24
15.
Please revise future periodic filings to clarify what expenses are included in real estate expenses versus administrative, advisory and trustee fees and other expenses. Within your response, please provide an example of your proposed disclosure.

The Company will revise future Exchange Act periodic filings to clarify the expenses included in real estate expenses, versus included in administrative, advisory, trustee fees or other expenses. The Company's proposed disclosure, to be included in the paragraph above the table reconciling net operating income of reportable segments to net income as reported in the consolidated financial

Securities and Exchange Commission
March 21, 2013

statements (page F-23 of the Company's 2012 10-K), is shown below (the proposed revised language is indicated in italics):
…Segment information in this report is presented based on net operating income, which we define as total real estate revenues and gain on involuntary conversion less real estate expenses (excluding depreciation and amortization related to real estate investments and real estate impairment). Real estate expenses are expenses that are directly a function of operations of the property, and consist of utilities, maintenance, real estate taxes, insurance and property management expense. The following tables present real estate revenues and net operating income for the fiscal years ended …
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 952-401-4802 with any questions or comments with respect to the foregoing.  Thank you.
Sincerely,

/s/ Karin M. Wentz
Karin M. Wentz Associate General Counsel